2025-26 REPORT

LPPFusion


LPPFUSION
FOCUS FUSION GENERATOR

DETAILS

Dear investors,

Fusion community of scientists, researchers and supporters is growing everywhere. Our Belgrade Int'l EU conference was an affirmation of the most beautiful human collaboration world-wide on one cause: clean, cheap and safe fusion. While many fusion conferences are for scientists and their guests only, I'm certain and local events for non-scientists could unite people over shared needs in every locality. Our Nov 2025 NYC event confirmed this and we are planning on organizing more because this is how we meet new people, already interested in science and clean energy and this is how we grow: not by united over hate, by uniting in number of fusion benefits that can make our lives happier, and easier. You can be our representative in your locality, contact us to get a guide on materials and season agenda suggestions.

We need your help!

The best way would be to explain to others why fusion energy is the solution for the clean planet, and stable economy. To organize local live events to introduce fusion, or to do a commentary over our media so as to raise awareness. Recommend Lerner to public economic/ clean energy discussion as an public speaker. Share our media with related clean energy / stable economy influencers. Record a video with 1 minute testimonial about why you invested and share with us. When you see something that could be better done with fusion record it, and narrate your thoughts, (doesn't have to be perfect) and share with our fusion community - inspire others to share visions of what is possible. Help us conceptualize holiday merchandise and sales. What kind of merch would you like to gift others for holidays?

Sincerely,

Eric J. Lerner

President and Chief Scientist

Rudolph Fritsch

Secretary

How did we do this year?

REPORT CARD

A+

☺ **The Good**

Fusion yield record, beat previous 2016 record

EU Fusion Conference, in Belgrade, Int'l recognition and collaboration connections

Confirmed major theoretical predictions

☹ The Bad

The anode broke, the experiment halted

Hydrogen - Boron fuel separation, during the run-down (during the shot), hydrogen and boron separate, in the main chamber.

We did not succeed in hiring new scientists.

2025-26 At a Glance

Fiscal Year Ends September 30


$$$$

$0
Revenue



-$1,163,505
Net Loss


IOU!

$40,891 [34%]
Short Term Debt



$0
Raised in 2025-26



$50,145

Cash on Hand

As of 06/11/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$0
$0
-$805,626
-$1,163,505
2024
2025

Net Margin: 0% **Gross Margin:** 0% **Return on Assets:** -363% **Earnings per Share:** -$0.35

Revenue per Employee: $0 **Cash to Assets:** 12% **Revenue to Receivables:** ~ **Debt Ratio:** 15%

Final_Financial_Statements_2024.pdf

Audit_2025_Final.pdf

We ❤ Our 2,616 Investors

Thank You For Believing In Us

Robert Neal Howlett
Peter Lusk, Jr.
Vincent Pansera
Steve J. Smith
Govind Ventures
Bill Ben Hackett
Timi Buchanan
Philip Rosen
Andre Harrell
Hank Philcox
Paul King
Roger Stout
Thomas Rørvik Skjølberg
Guilherme Guidolin De...
Robert Sullivan
Sean Hennessey
Stanley Forward
Vernon M Risinger
Henry Henderson
Franklin Scruggs
Felipe Andres Piedra
Jeff Schulman
Sajad Zalzala
Thomas J Cortese
Dan Rosen
Jeremy C Hansen
Christopher Spadaccini
Lonnie D. Franks
Herman Venter
Gilberto Rodriguez
Eric Choi
Kevin Lovell
Warren Sander
Bryce W Ballew
Andrew John Poole
Bolanle Ige
Debra Farber
Allison Kitchen
Jessica Hutson
Jason Varner
Jeremy Michaelson
Erica Ramey
Subhash Narayanan
Trippy Jack
Jeffrie Keith Shipley
Ken Kunkel
Mitchel Turner
Jae Hong
Charlton Austin
Joseph Ibershoff
Clayton Zearley
Terence Boga
Samuel Wein
John J Wong
Kenneth Douglas
Alfred Cottrell
Nick Jackson
Seth Carlson
Roger Swearingen
Jeff Fuja
Johannes Frieß
Soufou Saechao
Raju Mathew
Sean Marsland

Nathanael Pine
AB C Infants
Kevin Moore
Kathleen JUNGCK
Samuel Liljeholm
Pete Nash
Greg Foster
Jim Kitchen
Scott Harkey
Khuzema A. Savai
Alfredo Nava
Dauren Sarsenov
Paul Isaak Leitner
Mark Dargan
Justin L Cherubim
Charles McClain
Hector Romay
Richard Lee
Arnaud STEVINS
Deon Mouton
Andrea Villot
Georgios Papadimitriou
Melvin Kasanrokijat
Janelle Cooper
Ronald Christian Jr
Inamulhaque Saboor
Derrik Oates
Christopher Onwuka
Colleen Coleman Ryan
William Ward JR
Kelly McDonald
Nicholas Angelis
Jason Franklin Bui
Takeo Aso
Scott E Kaplan
Melvin Sanicas
Jalem Correia
Anthony J. Giordano
Raul Figueroa Tamayo
Hermann Goehler
Erwin Hudelist
Kerguelen Gica
Daniel Jacox
Jean Guerrier
Tim Jackson
Sixto Dejesus
Glenn Short
Eric Pratama Kurniawan
Thomas McCraw
Kevin Weidner
Kerry Goldstein
Ding Ding
Donna Johnson
John D'Alessandro
Devin Flake
Russ Hall
Pandora Jacobitz
Arnaud Viguié
Andy Spreadbury
David Chang
Gary Davis
Scott Li
Eric Lenington
Carolyn Smith

Patrick McHargue
R Vasudevan
Chris McGowan
Mark Wigzell
Harold Albaugh
Eliomer Laureano
Ali Ezzat
Richard Jesch
Bobby Gentry
Tina Mitchell
Bruno Miguel Arantes Da...
Venoodhar Reddy
Rem Darbinyan
Matthieu Speeckaert
Jim Burtoft
E. Timlin
Samuel Q DUQUE
Marvin Mitchell
Kevin Kwok
Bernard Ogon
Ignas Galvelis
Jamie Rogers
David Gillie
Kirit Patel
Stuart Watkins
Giuseppe Fedele
Dr. Johan Nowack
Thomas Laflesh
Douglas E Michel
Billy Engler
David Joel Hunt
Greg Aldrich
Henry B Harris
Roy G Compton
Pheiraoh Griszzly Ramsee...
Andres Castano
Benny M Koontz
óskar A. Hjartarson
Jennifer Indeliclae
Timothy McGuirk
Rashid Alshaikh
Muthu SANKARAN
1 Woolley
Ronald Rothstein
Ken Mora
Asanga Ranasinghe
Juanita Kingsale Joseph
Nick Hoath
Graham C Gaspard
Bryan Bedessem
Anthony O'Neal Jr.
David Clark
Matt Hellige
Christopher Denyer
Lauren Greenspon...
Matt Swayne
Chamal Pandith=aratne
Jamie Goodfellow
Khaled Naim
Robert Leshner
Eran Zaydman
Peter Torre
Susan Miller Brake
Daniel Dunn

Richard Stiennon
Rupel Perkins
Nathan Hineline
Austin Smith
Alan H Weiner
Victor Lawson
Colin Thomson
Donald Schima
Felix Du Bois Avila
Geoffrey Harris
Lewis Benavides
Michael Dreiling
Andrew C Laufer
Patricia Moschella Brady
Ian Taylor
Timothy R Klein
Joe Warwick
Colin Phipps
Steven Kaplan
Michael Houston
Yoav Getzler
Clay Fulk
Allen Pestaluky
Pedro Leonardo
Chin Sin Yeo
Randall Santo Spires
Daniel Gonzalez
Lewis Palmer III
Angelique Sullivan
Kheng Hon Franky Tan
Jonathon Rice
Kevin Earl Lee
Ric Mucklow
Ari Cohen
Brandon Moquist
Charles Daniels
Mike Boden
Antonio R Arrendell
Christine Olson
Christy Hall
Robert Cole
Nestor DABA
Kyle Chalmers
Levett M. Washington
Richard Leonhardt
Gregory Silva
Kevin Brewster
Tia L A Brown
Mike Jaeger
Richard Krejcarek
Shalendra Chhabra
Héctor Casillas
Celeste T.
Sam Grund
James Kinney
Wendelin C. Sorenson
Eelco Broekmeulen
Jason Green
Alan Carden
Steve Adams
Justin Elliott
James Harbal
Keith Edwards
Basak Akyollu

Douglas Walton
George Simons
Dennis Lordy
Dennis Hartley
Kevena L Domingos
Roderick Herron
Charles L Young Jr
Lyle Kelley
Karlyn Black
Maurice Hayles
Mohamed Omar Sharief
Luis Gabriel Cabrera Mora
Taed Wynnell
Richard Fallenbaum
Edgar Benjamin Cabrera
Peter Catalano
Mark Klapheke
Guidano Napoli
Carsten Czerny
Jenet Burgos
George Cigale
Jesse Adamson
Dan Luhman
Keith Davis
Xavier Châtellier
Michael Rush Waghorne
Travis Haberjak
Alan Pence
Yohance Williamson
Víctor Pérez-Cotapos
Alex Kahn
Gregory J McSpadden
Gavin Rens
Charles Johnson
Lester Erwin
David J Geaney
Renee Bass
Michael Balle
Vincent Vanderbent
Patrick Hardy
Luan Dias
Marvin Mitchell
Hailey Kilian
Jamie Turnough
Sharon Sweeney Fee
Daniel Campagnoli
Heather Gray
Eleuterio Pacheco Jr
Patrick Ip
Robin Dowe
Camillo Cortesi
John Stewart
Lokesh Bhatia
Harry Oosterbeek
Tom Allnatt
Sune Colding
John Ehn
Chris Kuether
Shaun Mann Tuyuri
Richard Poole
Adrian Gonzales
Johan Strömbom
Georges Zakar
Andrew Smith

Jorge Pallares
Ammar Hussein
Reg Nelson
Tom Jackson
Pramod Rustagi
Marcene Alexis
Rafael Lóbez
Dewayne Higgs
Jay Avila
José Miguel García
Peter Sabourin
Andrew Lyjak
Richard Roederer
Charles L Wilcox
Sebastian Kaliszewski
Amol Mozarkar
Msuega Tese
Alan Jacobson
Purba Ganguly
Craig J. Vom Lehn
Rodney Mills
Keith W. Starnes
Naresh Ravi
Darin Franklin
Rajkumar NATARAJAN
Lee Choon Nam
Adric Samuel
Dallis Jelani Clendeninn
Mohammed AlMajid
Hatem Rowaihy
Donald Kulp
Damon Anderson
Mark Wright
Constance OBryant
Brendan York
Lance Recker
Donald Crenshaw
Alexander Groenen
Morpheus Titania
Mark Danburg-Wyld
Stan Michael Kramarz
Gregory Meadows
Michelle Jackson
Robert Croley
Austin Robert Roe
Joseph Yant
John Schut
Tobias Berens
Zeus Miguel
Kandi Clark
Nicholas Hennen
Maribel LARIOS
Shamez Davis
Keryn Radocaj
Dr. Paul Nathan
Ivan Arangelov
Richard Houghton
Gerard DUBOSSON
Chuck Daniels
Marcos Pereira REIS
Joe Broughton
Ben Smith
Sonia Siaw
Kelley Trezise

Álvaro Angel Rodriguez...
Donald L MORTON
Rob Van Houten
John Young
Isaac Serussi
Lennart Pomreinke
Nasiri Suzan
Vincent Vanderbent
Peter Aronsson
Dennis Morgan
Dmitry Strizhak
Macie Grable
Matthew Snow
Mónica Ladrón De Guevara
Ralf Eisenreich
Chi Zeng
Euclides José Marin
Lap Gong Leong
Darshak M Patel
Andre' DeGruchy-Bott
Peter Christensen
Niko Portokalis
Mark Montgomery
Fab One
Joanem Michel
Jerry Cearley
Ryan Patrick Lim
Andreas Muno
Cameron Rylands
Matt Granmoe
Chris Lozenicins
Rick Gustitis
Francisco Araiza
Pamela Lee
Chad Fishell
Saji Weerasingham
Meredith Fleming
Woodrow Wilson
David Gottlieb
Rajendraprasad Akula
Jeffrey Miller
Phil Sonne
XAOS Tech
Stewart Weaver
Windora Bradburn
Joseph Dunn
David Paterson
Thomas Bashago
Jason Herring
Tom Billman
Tanya Burak
Roy Turnbull
Dan Wingert
Robert William Mitchell
Timothy Sippola
Arax Krahling
Kenneth Pleasant
Juan Gabriel Rivera...
Asra Horton
Joe Willson
Bradley Gray
Brandon Masters
Sean Smith
Chin Lip Soh
Samuel Arthur Sue
Joao A
Sherri L Parchem
Daniel Works
Matthew Wilkinson
Taylor Caster
Edmund T. Mudge, IV
Markus Vitulli
Kate Mullen
Pamela Jones
Henk Quarles van Ufford
Knut Ola Topland
Ed Strasbourger
Ramon Ortega
David Lanfair
Brad Hallisey
Nigel Anthony Reading
Mark Henkel
Gabriel Ferrer
Kristen G
Angel Vasilev
Melvin Callender
Allan Terry
Peter Gage
Christopher A Dellario
Angelo L Gonzalez Jr
Roberto Carlos Miguel
David Krug
Chris Raber
Sumanth Narra
Heidi Hash
Coral Wynter
José Ignacio Olave
Julian Driebeek
Outi Rikola
Humberto Baptista
Thomas Martin
Sven Wind
Joseph Caveness
Daniel Ellwood
Francisco Pedro
Michael Sonstein
Lorraine Rogoff
Joey Price
Tor Berg
Thomas Klauset Aurdal
Linda Rush
Duane L LITTLE
Ryan Perfetto
John Townsend
Mr. Peter A Wilhelm
Jake Palermo
Malcolm Reynold
Ken'bre MANN
Emery Eaves
David Muller
Timothy Serrott
John Knox Singleton
Eric Razo
Wilson Baker
Jean Rodney Larrieux
Patricia A Ferguson
Hien Hoang
Homer Hanna
Basudev Adhikari
Roberta T Rodgers
George A Levy Jr
Antonio Pusateri
Mel Posey
Amy Fazio
David Jacobs
Lucas Hahn
Luigi Marchiorello Dal...
Scott Clough
Benjamin Carter
Deryl Zimmerer
Marissa Woolsey
Howard Weaver
Mark Soltz
Douglas M Chesler
Bryant Lee
Muthuswamy...
Daniel Solis
Spartan Knight...
Howard Stark
Brendan Glackin
Matthew Wagenfer Sr.
Christian Verwiebe
Tobias Føyn Føyen
Mark Willard
Luke Evans
Adam Bhakrani
John Milu Truesdale
Arthur Fayzullin
Gandharv Bhatara
Bo Rasmussen
Vijay Machado
Brian Gautreau
Christian Rishøj
Donald Huang
Naina Holsve
Ian Dale Harris
Stephen Massey
Warren Sandberg
Janice Hopson
Joseph Caveness
Glen Dean
Bob Sage
Oni Sai
Matthew Parsons
Rebecca Pan
Nelson Cedeno Richiez
Pj Matlock
Christian Seith
Jeffery Gray
Patty Boris
Richard Kalinowski
Sabrina Sandifer-White
Rafał Michalski
Allen J Gebert
Lacie McCormack
Paul Chastant
James I Daniels
John David Moore
Mark Visser
Bradley COX
Alan Mimms
Jose Rafael Villanueva
Melvin O'neil WALLACE
German Q Cruz
Thelma Pickett
George Mburo
Michael Whited
Finula McCaul
David Wyatt
John Czarnecki
Malcolm G HUMPHREY
Karl R Kerchief
Peter Fitchett
Richard Pollak
Ron Painter
Christian Hovden
Dr David John Boersma
Sebastien St-Laurent
John C. Markelonis
Richard S Arena
Mark Purcell
Gregory Byrd
Michael Otto
Riccardo Marcon
Marama Reichart
Jesse N Marquez
Bekker Jens
Peerapong...
Arnfinn Skagestad
Sam Simonovich
Thomas Kraus
Hans Frederik Brobjerg
Chris Lam
Matthieu Jacquier
Jānis Kovaļevskis
Konstantinos Stamatoukos
Olof Hallstrom
Matthew Jenkins
Harvir Humpal
Mark Van Thuyne
Shellie Voisard
Cristovao Da CUNHA
Isaiah Immanuel Fountaine
Tori Park
Dharmendra Prasad
Brian Cooper
Valmiki Sanyasi
Steve Grossmann
Manohar Raghunath
Roy Duane Dodd ,jr
Michael Bartlett
Basimane Bogopane
Cory Lloyd
Pedro Batista
Giacomo Doni
Cristi Nenciu
Austin Clopton
Lyca Balita
Garmani Maw
Stephen Borg
Christan Crenshaw
Garvin Brown
Sarah Lanford
William Dallas
Walter J. Bayer II
Thomas L. Culver III
David Boone
Jason Seachrist
Ronald Booth
Sue Davie
Ken Thode
Ross Hanson
Jos Denys
Edmund Lee
G. Michael Berberich
Scott Furgerson
Raphael Pristoop
Mark George
James M Viggiano
James Engel
Phillip Rojas
Robert Edward Stevens
Timothy Eastman
Carol Burch
Adam Levinson
Julie Broberg Dahl Høegh
David Van Osdol
Sung Youn
Soma Sekhara Rao Konijeti
Thomas Thurston
Leon Dingle
Felix Sill
Steven Gosselin
Cassell Hudson
R Nilsson
Oskar A. Hjartarson
Kelly Cooper
Jerry Eisenband
Paolo Manca
Jessica Vitela
Justin Keith Reeger
Lee Sherman
Abhishek Prasad
Arun Anbumani
Maricela Higgins
Matthew E Dick
Clif Whittaker
Kenneth Edwards
Cecilia Pacheco
Anil Sunny
Kav Khalsa
Abdurrachman M
Olivier Wullen
Gordo Gomez
Kallie Vanderboom...
Jim Gee
Lauren Tarlowski
Edward Stiver
Pascal Sierens
Andrew Payne
Vince Smart
Cavan Morris
Claudiu Saftoiu
Scott Jantz
Trysten Scott Richard
Steven Yeisley
Aashi Kabra
G Treece
Dolph Van Ittersum
Dion Lancia
Nari Muhammad
John Hawkins
Kishan Swami
Victor Charles
Troy Smith
Peter Lugerbauer
Larry Gordon Smiley
Prashant Rai
Collins Offor
Ronald Bosley
Ashley Lindsay
Paul Banks Harclerode
Osama Hasan
Gregory Wayne Bonwick
Brian R Tompkins
Slawomir Dabrowski
Everything IsFree
Christopher James...
Trena Lynn Joseph
Benjamin Virnston
Joseph Elkins
Robert F Fitzgerald
Jim G Smith
Richard H Jones
Raymond Putt
Andrew Steiner
Elias Polytarchos
Elizabeth Bina Ritter
Pat Anderson
Larry Anderson
Phyllis Dunlap
Mark Rattée
James OBrien
Donald Bowden
Richard J Thomas Jr
Mark Peters
Leanier Carter
Martin Aavik
Cameron Arndt
Nikki WILLIAMS
Aman Doad
Steven Gorman
Prime Time Trust
John Byram
Pravin Shah
David Dorn
Wilfrid Jean-francois
George James
Manuel Aschwanden
Lamar Barnes
Jeff Hung
Paul-alvin Chad Phan
Sulejman Sarajlija
Neil Young
Glenn Payne
Bo Andersson
Oswin M Browne
Terry Fears
Richard Petit-Frere
Pino D'Oro
John Corrigan
Gladkikh Artem
Ricardo Salgado
Petros Charalambous
Isaac Nava Zavala
Ben Guterl
Derek C
Hunter Masten
Mike Osmon
Bob RYBOLD
Jose Graciano
Bernie Robidart
Patrick Fowler
Bryce Cameron
Terry Campbell
Jan Gerritsen
Scott Cuny
Saran Peddinti
Duane Pooley
Marty Hall
Roland N Kindell
Gregory E Elliot
Melvin Hunsinger
Peter Wiggin
Keshia Stansbury
Daryl Tilley
Trent Presser
David Valdez
Michael Reed
Janči Solar
Phillip DeLaFrance-Pursell
Allen J Zigman
Carlos Monge
Gary L Wade
John Knowles
Yannick Henriette
Raymond Foreman
Tony Keith Ketchum
Neal Twomey
Ronald W Meek
Paula Decker
Harold D Dick
Kim L Hickle
Allan Terry
Richard R Haas
Carl Ray Williams
David Gallop
Joseph Addison
Martin Weilhamer
Michael Louis Helperin
Jon Clarke
Alan Thielke

Courtney O'niel Brown
Michael Shepard
Dave Chullino
Meredith Hugh Trimble
Robert E Larson
Charles A. Olson
Garrison Kurth
Chester Sappington
Deji Akinyemi
Mikael Asplund
Kirk D Anderson
Ken West
William Byars
James William Mitchell
Mark Reconnu
Robert C. Austin
Louella D.Moreno
Morris Gelman
Moncia Benjamin
Daniel Corbett
Nemanja MILOSEVIC
Andrew Neely
Carl Welti
Kraig L Morris
Joseph Viau
Christie Okoroafor
Karl Ruddock
Ernest J Carson Jr
Donald Wagner
Jehu E Peets
James Fountain
Sergey Bogdan
Dr. Michael Sharrock
thy Moe
Bruce Saari
Rudolf Capek
Majed Rashed Alblooshi
Stephen Fisher
Jerome Fleg
Stephen Michael Worthen
Dennis Bradley Price
Philip J. Haselbauer
Marguerite F. Furr
Hans Gert Dahmen
Emory Allen
Dennis Bain
Thomas Simon
Ogbonnaya Agwu
Raad Islam
Walter Pharris
Moza Francois
Alicia Boiteux
Vijayakumar Aluru
Prince Kumar
Tobias Berens
Constance Forman
Alice Mathews
Brandon Hargroves
Vito Zaccone
Ruben Meulenbroek
David Hawkes
John Haig
Henry Marshall
Starr Atlantis
Michael Peek
Christine Krumins
Lori Mattheiss
Jesse Oltrogge
Debbie Pryse
Clifton Williams
Francis Scott LaPlante

Willis Orise
Hendrik Arndt
Lewis James Boyd
Daniel Ginithan
Christopher Wiley
Barbara A Ringwald
Nixon Augustin
Titus Oparaocha
J R
Antoine Blondel
Alden Fitzsimmons
Jon Hess
Armin Azima
Jerry Mitchell
Shelby Thuruthumalil
Tamarat Alumu
Darly M LUELLEN
Andy Chimicles
Michael McCormack
Rumailah Buenavente
Shahid Insaf
Paul Camp
Sumith Jain
Rob Bunn
Thomas Horch
Leroy Young
Ronald Bossi
Glenn EVANS
Steven Stone
Kim Khorn Long
James Mays
Pasala Ravichandran
Randall Cook
Peter John Mooyman
Jose L Torres-Hernandez
Isaac Johnson
Christopher Adjoodani
Carter Pochynok
Thomas Riedhammer
John Andrews
Charles Brinkworth
Canvas Logic
Marissa Johnson
Dana N
Alan Forand
James Mentgen
Torben Osterlund
Grgoire Notz
Joseph Rudman
Amy Kirby
Chris Pugh
Enric Guenther
Justin Yeash
Gentry Lynn Fugate
Glenn Ephraim
Colin Cooney
Caijin Song
Frank Scaramuzza
Gerald Kenneth Brocker,...
Haltore RANGARAJAN
Mark Bekemeier
Kevin Smith
Max Power
Cheryl A Anderson
John Goatcher
Rochus Boerner
Allen Kossover
Justin Thompson
Obed Cardona
Bryan Pond
Paul Eisenkramer...

Paul Kapsar
Sanjeev Munjal
Stephen William WALLS
Mark Plotnick
Richard Bjelland
Bogdan Milin
Alvin Tsui
Anders Norstrom
Michael D. McIntosh
Lia Luczynski
Craig Danese
Kevin Kell
Marco Bartz
Nathan Boyer
Mike Diaz
Peter Emmons
Monica Liberatore
Albert Winnemuller
Le Andre Watts
Adimchi Onyenadum
Cooper Walton
Michel P Cairns
Todd Hahn
Grant Wehrkamp
Douglas Lughas
Roy Blake
Richard L McNelly
Shibi Peter John
Richard Dixon
Hani Almaktoum
Noah Reese Gunter
Erroll A Roy Sr
Jose M. Moralez
Jana Martin
Josh Chiang
Mitchell Rabin
Mohammad R Karim
Jerry Destremps
James Cawse
Gay Gorden
James C Andersen
Richard Benko
Rodrick Davis
Rajesh Namile
Jahanguir Azodi
Cynthia A. Martin
David Wilmsen
Matthew Rostermundt
Ashley Patterson
Ronald Hugh Suzukawa
Aubrey Temple
Charles Audley Stewart
David Lowing
Stephan Desmoulin
David Stupar
Gernot Kaber
Michael Croke
Michael Kaplan
Chris Williams
Gabriel Temprano
James Padilla
Paolo Manna
shing ming sheung
Robert L Somrak
Frank Petretti
Karmy Law
W Kim Colich
Sirius Chen
Pratik Bengali
Anthony Johnson
Christopher R. Weber

Scott Mace
Jairzinho Reinaldo...
Saif Almuhanna
Erik Petersen
Paul Varkey
Marco Price
Charlie Douglas
Melkamu Gezahagne...
Lawanda Marrero
James Garcia
Warren L. Forman
Abbass Sekhavat
Jeffrey B Colton
Tom Micele
Christopher Helfers
Brian Augenstein
Christoph Schiller
William Mendez
Les Lewis
Matthew H
Ty Clauss
Mubarak Mustafa
Susana Christrina...
Mohd Shaharuddin Bin...
Rami Taha
Tushar Patel
Terrianne M Kingsbury
Willis Blakely
Robert E Koeper
John Yoakam
Robert McCollough
Kevin Haugen
Elenito Ople
Lorraine G Tessier
Jeffrey E Simon
Jamey Isom
William Pentler
Kevin Kim
Marko Lukač
Sambo Kheth
Craig Glasby
Gert Willems
Fab F
Lorenzo Furano
Courtney Michael Clifton
Rajinder Sharma
Lawrence Yi
Tom Bertrand
Emily L. Tucker
Dennis Peterson
Charlotte Ann Kline
Caryl Dicken Von Oetinge...
Armando Escalante
Thomas Schott
Jason Ophardt
Ward Carmeliet
Randy Ochoa Baez
Craig Kasten
Rafael Barbosa
T Jackson
Troy Foate
Luka Hopkins
Ben Grund
Robert N Shipp
Jess LeFevre
Philip Wilson
Michael Andrew Barclay...
Terence Sullivan
Matthew Simicsak
Richard Tennis
Jan Soukup

Louis Bowler
Joe Lesch
Katina Washington
Randall Huddleston
James Field
Popuri Krishna
Eustachio Caporusso
Katherine M Mayo
Adam Strandberg
Adam Cole
David G McEwan
Cameron J. Figgins
Joshua Infantine
Gregory K Plambeck
Jean Baptiste Siton
PI SANTIAGO
Rodney Scott
Gemma TRAZO
Tal Rachleff
Warren Mattix
David L Kraft
Sadhasivaraj Nadarajan...
David M Walker
Richard S Mackin Jr
Michael Plath
Christin Morey
Andrea Tanca
Mark Davis
Edward McIntyre
Amrik S Mann
Sara Cortez
George Hauser
Eamon Mcglynn
Timothy V Beauchamp
Michael V
Larry Rose
Bernhard Köhler
Steven Hild
Alexander Christoffersen
Jason S.
Nancy Martinez
Michael Cassidy
Roy Stephen Flood
Lisa C Fortes-Schramm
Willie McIntyre
Michelle Stokes
Michael Hackney
Lori Perkins
Mark Peeters
Wayne Arnold
Michael McCristall
Richard Swogger
Just Jeff
Brian Miller
Luke O. Nwizu
James Pearson
Lorilyn Froerer
T Jackson
Rodney Wayne Mills
Sanjay Shenoy
Michael Murphy
Cipson Jose...
David Lyse
James Gies
Christopher Poore
Egli Stamatiou
Stephen Barbie
Felice Stjohn
Elias Van Parijs
Wendi Giezentanner
Laurent ZANELLA

Danny Mathis
Howard Kohn
Jed Karpinski
Steve Brady
Craig Friedman
Frank Liu
Dean Kennedy
Marvin Belsky
Phillip Mullinax
Jesse Spears
Samarth Beri
Cory Curtis
Ankur Patel
Patricia Miller
Baste Larsen
Paula Ladne
Youssef Barbour
Robert Webster
Armando R. Venegas
David Pollard
Bob McMahon
David Scott Dautremont
David M Helm
Melissa Billups
Mervin Mohamed
Juan Lebron
Michele Marinace
Joon Chung
Victor Rosenbaum
Talton Gary
John Ferguson Jr
Raymond Marine
Michael Wee
Cornelius Young
Robert Buford Barker
Gordian Boteilho
Michael Peele
Andrew Britt
Branislav Krajčoviech
William E Veeneman
Jason Gochoco
Ronen Adler
Clifton Brown
Oli Martin
Robert Westgren
Gloria S
Sarah Mulford
Steve J RACINE
Jean Houle
Margaret G Wheeler
Ancient Wisdom
Edward Kelly Medlock
Bryan VanGalder
Elias Chang
Mark Bos
Walter Rowntree
Vic Bozzo
Steve H
Jerry Aneke
Casey Golla
Eric Alan Steckler
Richard C Harris
Kabir Kumar-Hardy
Galen Peiser
Chris Zollinger
Kay Eckelt
Shira Marahall
Ronald Hartzell
Marc Warmerdam
Nathan Clliberto
Vincent P Alline

Jose Alfonso Ortiz
Nicole Gaetjens
Alex Rader
Mohan Rangan
Roman Mike
David Svancara
Michael Sander
Michelle Windsor
David Ramirez
Szilard Horvath
Connor Foreman
Susanna Singh
Abdulhamit Güngören
Carina Cao
Craig Lloyd Whetstine
S Kennon Brown
Juan Ignacio Trives PIRE
George Johnson
Chad N Ava Vickrey
Anthony Sydney LOVEDAY
Rebekah Davis
Jean Destra Beaucicot
John David Arena
Anissa Kirkling
Ben Goldie
Joel Graham
Peter A Marikis
Prashant Shinde
Joseph E. Boucher
Rachell FRAZIAN
Dan Bishop
Sandeep Acharya
Andrew Gatt
Joshua Foster
Hye Yeon Jeon
David Gholami
Greg Wiltsey
Nathaniel Richter
Carmine Barone
Joshua Fowler
Edwin Sullivan
Ian Gary Goldwater
William Banks Miller IV
Mack Shelton
Steven Sawyer
Donald V Stitz
Michael E Reininger
Greg Bradbury
Dennis Brown
Taiwo Fakunle
James Walter
Lindsay McGuinness
Nick Sires
Sue Dudkowski
Martin Atkins
Cameron Smith
Constance L Richter
Robert Ollerton
Jude Kidder
Carol Ging
Megan Kane
Valerie Borden
Gary King
Glenn Patterson
Allen Wong
Marcin Snieg
Michael Ratty
Eliot Solomon
Joseph C Kim
Eliecer Navarro
Adrien Hamelin
Gaylord Fines

Benoît Terradillos
Eddie Banderowicz
James DeSoto
Aaron Drabkin
John Fulwiler
Steven Schmidt
Vincent James
Henry Henry
Antti Mikko Mäkinen
John Gaczewski
Geoff Davies
Andrew Peterson
Thomas Davenport
Kaleb Belcher
Alejandro Estevez
Thomas Bertrand
Michael Bankson
Nikita Ivanov
Ivar Magne Gjedrem
Gilberto Ramirez
Brenda Kulik Yellowhair
Ryan Flynn
Craig Ephraim
James Dixon
Nelson Verdugo
Tyler Gale
Joseph Leonard
Danny Thomas
Stephanie Ruppert
Terrance Brooms
Rick Boozer
Raymond Caux
Richard Allen Raymer
Johny Fools Crow
James C Yates Jr
Charles Kirk
Klaus H. Wolf
Michael Melnick
Jim Von Eiff
Christophe JEANNIN
Sander Adamson
Benjamin Ferris
John O'Renick
Manjunath Devanesan
Jannes Van De Ven
Paul & Nancy Blanco
Brian Widrig
Steve Davidson
Michael L. Langley
Ryan Brown
Dave Morgan
Thomas B. Lyons
Pavel Jirousek
Jannon Frank
Jesus Aguilar
David West
Mahlon D. Horton
Moonshot Fund
Zach Campeau
David Volz
Prioul Adrien
Kwok Cheung Law
Jessica Schmidt Decatrel
Gregory Boyle
Steve Wood
Travis Shoemaker
Dilip Ravindran
Kathleen Arnold
Paul Haye
Andrew Nordmeier
John Brooks
Michael E Wendel JR

Renee Roberts
Ca Theard
Joel Jennissen
Lee Harvis
Thomas Batcheller
Mark Bertolino
Ralph Burkey
Glenroy Wilson
Paul Richardson
Randall SMITH
Perry Watkins
Djafar Hadjou
Tiki Dixon
Cristian Dan Pirnog
Frank E Hill
øystein askvik
Stefan Fricke
Steve Theodorou
Samuel Kesler
Dustin Smith
Cathie Thiry
Joseph Loofbourrow
John Day
Dylan Cain
Bengt Gustafsson
Rebecca Carew
Simon Collins
Aleksander Lesniak
Nathan Dobbins
Ron Nelson
Saara Muscat
Benjamin Lane
Gopalakrishnan...
Timothy S Pagano
Joshua Beaman
Jeffrey Mitchell
Mark Sloan
Josef Stastny
Alan Jay Schoenberg
Mohamed Ali Reza
Robert Jacques
David Shen
Robert Noack
Cameron McCord
Joe Stephens
Robert Biegler
Lourdes Tam
Keith Edstrom
John Brancato
Ray Fucillo
Elizabeth Pasternak
Ian Bone
Cynthia Thompson
Jad Ghandour
Linda Williams
Galen Siler
Tim Pledger
Liviu Vanoaica
Robbin R Dawson Gst Trust
Justin Leiter
Erik Staflin
Sam Webster
Connor Whitman
Justin Malestein
Neville George
Mohamed Almheiri
Roman BABJAK
Amy S WARNER
Joseph Klock
Aske Simon Christensen
Raymond HARTMAN
Scott Nesbitt

Don Ross
Lachlan Ennis
Allen Jarocha
Michael Doby
Ray Kennard Haynes
Joseph Edward Clark
Gerard Viegas
Thomas J Abell
Neil McTavish
Neil Creamer
Robert Lee Pike
Dean Newhart
Andrew Peterson
Sander Kleven
Robert Embry
Jeffrey Sue
Merijn Van Moorsel
Gregg Durkin
Marcelo Santos
Thomas Klauset
Witold Lelonek
Stacey Lamers-Bagabo
Andres Tanilsoo
Michael Hart
Michael Reeves
J. Katz
Magdalena Baklinska...
Thomas Blondel
Michiel Hemminga
Victoria Sawula
Gary Katelansky
Roberta Piket
Diane Malllory
Carl Gridley
Reece Arnott
Kristina Martini
Mikhail Popov
John Schraufnagel
Edward F Nash Jr
Leonora L Uy
Joseph Green
Josh Reed
Karen Emmanuel
Stephane Bourgain
Anthony James Alarcon
Joseph Preston
Terence Teruya
James Dowdell
George Gottschalk
Michael Assouline
Francesco Gitti
Spencer Smith
Bobby Silaphet
Kieran Smith
Alyssa Suthertown
Christopher Niedt
Peter Siaw
Michael Delaney
Robert Woodward
Albert Perrien II
Kristian Knorr Jensen
Brendan Byrne
Jolie Jantz
Michael J Funk
Matthew Morris
Sophie Barnes
Jason Leeming
Yogendre Kumar Patel
Rodney Corder
Howard Talesnick
Fabian Seither
Dirk Dorony

Richard Eddery
Andreas Muno
Arjun Malhotra
Michael Daurio
J. Zutt
Edward Link
Vicki Nelsen
Kenneth Turner
Adam Lafontaine
Justin Brad Gregory
Larry Tom Bendix
Kenneth Pleasant
Mariam G.
Kyle White
Kristina Clark
David Soendker
Wayne Finkelstein
Jeffrey Siebrecht
Jeffrey T SMITH
Fly 83
Chris Carter
I. S.
Laquanda Knowlin
Michael Hentschel
Jonathan Stuart
Michael Cordas
Andre Queen
Nishant Shivdas Bochare
Charles Sellman
David Sullivan
Marcus Roddy
Alan Taylor
Matthew Gustafson
Adam Fishback
Manfred Bartz
Alexandru Balut
John Roehling
Jordan Boekel
Clayton Howard Smith
David Tayler
Frederick Staats
Russell Edward Robles-...
Greg Pitner
Bob Cozzi
William Miller
Joshua R Neuman
Mike Briggs
Randy Mantz
Youngchae KIM
Terrence Cowman
Ryan Henrichson
Theresa K Hatfield
Frank Tveter
Tyrone Alexander
Dennis Tell
Sandra Freed
David W Funk
William Purnell
Thomas Jones
Annie Umbricht
Daniel Babcoxk
Massimiliano Andreozzi
Jeffrey LaGrasso
Kyle Piotrowski
Andrew Nazarechuk
Ronald Balsys
Jason Bryant
Roland Burrows
Matthew Howland
Michael Cupp
Sandeep Kadagathur...
Thomas Smith

Fred L
George R Lodder
Collin Webb
Deborah Hollis
Ebenezer Joseph
John Lowe
Nick Robinson
Vincent R Tabone
David Duffey
Anthony Kay
Gina H
Zahed Hossain
Daniel Cardenas
Joris Strypens
Gary Walker
Samuel Vetrik
Marcel Ebersbach
Todd Kleinbrook
Brian Smolens
Ben Reece
Jason Ingram
Paul Finman
Tracey Little
William W Williams
Deborah Krolikiewicz
Richard Fallenbaum
Kirk Nast
Howard Wilk
JD Gu
David Newcomer
Michael Muller
Roger Kamben
Zoltan Molnar
M Ichael Sampognaro
Raman Sundararajan
Peter Mattsson
Karl Miosga
Rocky James Murray
Luc Lavier
Karl Weaver
George Eastman
Jonathan Stromberg
Jonathan Locke
Richard Hannan
Xavier Anguela
Benjamin William Millar
Grant Crene
Brian Stewart
Dr. Axel Kowald
Wei Sid
Luis Martinez
Jeremiah Howard
Thomas H Ward
Michael Quest
Darren Graves
Long Ho
Joakim Andreas Bengtsson
Qiang Lai
Martin Collins
Peter Thomas Mohr
Boris Epstein
Maija Davlouros
Capatoria Wilson
Warren Upham
Dana Swanson
Michel Simixis
Martin Lester
Joseph W Hess
Peter A SHAY
Ronald David Glassman
Leo Chaloux
Bobby G Corum

Devarajan S. PUTHUKARAI
Sean ODonnell
Jean Brinkman
Sulexan Chery
Chad Granofsky
John HYDER
Mark Skinner
David Rice
Rogelio Toledo
Dustin DuBose
Amilia Alcema
Uwe Dobberstein
Sander Den Hoedt
Gary Cartwright
Daniel Mouritzen
J Guy Laughlin
John David Simnett
Logan Zoellner
Daniel Schmitt
Jason Rigby
Ferry Tanu
Rocky MOREAU
Maurice Bos
Janet Kay Herring
Michael Connolly
Andrew Tomlinson
Sergio Lopez
Bruce Bolick
Chris Suozzo
Frantz Jones
Edgar Bonilla
Brian Moore
Amaechi George Ozor
Patrick Jenne
Clemens Von Schönborn-...
Jeffrey Allen Ceglarek
John Jamieson
Christian Davenport
Daniel W. Loyer
Michele Moro
Franco Manna
Kalle Pihelgas
James Walker
Thomas Prechal
Wayne Phillips
Justin Stacey
Evan DiPetrillo
Cheoma Smith
Rick Hodge
Venatius Che Nde
Nasser Halwani
Michael Sklar
Matthew Sheahan
Frank Strumolo
Juhomatti Männisto
Haydn Vestal
David Martinelli
Josianne Dupuy
Alexander Koppisch
Brandon Sutton
Gordon Slater
Henry D Perry
Lorin Park
Nikolche Mihajlovski
Curt Hayes
Michael Griew
Justin Allan Hruby
William Stacey
Jason Roberts
Sandy Toth
Brian Thomas Kitchener
Rocco Roina
Neil Dinh
Anthony Joseph Della Sala
Avinash Shukla
Bradley Moore
Stephen Ruegg
Jeffrey Alan Peck
Ty Moline
Alexander Gray Pollard
Tim Gargiulo
Daniel Liebowitz
Jeremy Loo
Marcel Vijfwinkel
Gordon Tisher
Christopher A Smith
Scott Bourne
Patrick Richardson
John Ottis
Floyd Wesley Jr.
Jonathan Bonaventura
John Prestidge
Paul Austin
Paul Curtis
Ben Barnett
i i
Indre Larsen
Melissa Hill
Rajendra Pandey
Allen Green
David Morgan
Von Marsh
Todd Meyer
Walter R Bartram
Francois Sarasin
Shizuka McNeill
Jan Wieronski
Colin Hammond
Bruno Cruzate
Jimmy Hays
Julie JONTE
Stefan Roubroeks
Alain Daerendinger
Rebecca Brown
William Alford
Darlington Etumni
Roy Johansson
Andrew Dombrowski
Kevin Andrew Keegan...
Rebecca Urciuolo
Nenad Bulic
Charles Y
Mark Molckovsky
Justin Wynn
Richard Eddy
Sachin Arakeri
Wil Thornthwaite
Robert Freidson
Tyler Hruby
Eric Pfitzenmaier
Steven M Robinson
Jon Trevor Weeks
James Benson
Gerald Pirchmoser
Mark I Hunter
James E. Mooney
Christopher Hebert
Robert Lewis
Mohamed Jabbar
Charles Gasser
Jan Tichy
Colin Traquair
Ilya Scharrenbroich
Kevin Madsen
Mark Arruda
Davender Bhardwaj
Alex Fader
Zach Cochran
Seth Sturm
Richard Campbell
William Nemes
Dylan Schweitzer
Jake Annunziata
Noah Koon III
Kevin Porter
Roberto Feng Chang
Raul Aldrete Jr
Jeff Baum
Robert L Mudge
Paul Claybrook
Daniel Loflin
Randal Wayne Stockwell
Mitchell S Lankford
Blaine Cram
Darren Tessitore
Remond Windley
Lauren McVey
Kyle Haines
Alfonso CAPRIATA
Henry Wyatt MOORE
Chris Grey
Jason Graham
David Krosschell
Jonathan Stout
Wesley Kotcher
Stanley Kuntz
Enos Smith
Wilhelm Maximilian...
Christopher Rondomanski
Obed Saint-Louis
William Stahl
František Okál
Daniel Hayden
Syamack Ganjavian
Peter Lee
Adisa David Akinbami
Jose Valdez
Frédérique Berman
Alexander Spillmann
Michael Smith
Erik Voges
Bruce Weber
Thomas Furstenberg-...
Steve Heyward
James Turner
Jason Adams
James Barnett
Marek Tihanyi
Patrick Tohara
George E Hornberger
Mathew J Kaczenski
Natalie Chu
David Butler
Paul Lee
Rob Northrop
Mathias Weibel
Janica Barnett
J S
Ma Cecilia CRUZ
Kevin Scott Miller
Demetrio Campos
Larry Ogee
Cristian Temelie
Robert Durall
Rick Duffy
Jose Flores
Benjamin DWYER
Rob Miller
Christoph Träger
Kieran Wyse
Kyle Sheepwash
Nathan Blackman
George Quarranttey
Dawn Elford
Alan Tonkin
Guenadi Jilevski
David Reardon
Thomas White
Michael Bryant
Arne Talsnes
Muhammer Negiat Resul
Zack Van Prooyen
Andrea Shavonne Smith
Jeffrey A Hudson
Kent Pittman
Terry Emmons
Frodo Skywalker
Thomas BERNARD
Nick M
William Bradford Reynolds
Peter Crane
James Ormond
Kevin Skahan
Jeffrey M Carapella
Vernon SKINNER
Muhammed Hassan
Loletha Shephard
Claude Sarasin
Craig Whitmore
Bharathi Nanjappa
Ryan Hood
Ken M Green
Anaël Buchegger
Daniel Shisler
Sonja Palmer
Josiah Carlson
Vijay Saaraswat
Scott W Snapp
Srinivas Katta
Nicholas Vanarelli
Amin Alborzian Deh Sheikh
Eng Huu
Guenther Pramstrahler
Kai Anderson
Jeff Moulton
Rick Willoughby
Adam Hruby
Renu Goel
Edward Butler
Howard Wilensky
Xavier Syevens
Jessica CLAUDIO
Charles B Roesset
Norris Reynolds
Max Trunov
Adam Sperling
Dane Jones
Jeffrey E. Modesitt Jr.
Robert Pike
Randolph Boyd-Martinez
Baliram Patiram
Keaton Albers
Edmond Fernandez Jr
Robert Harwell
Matthew Ewer
Niall Emmart
Jason E Pendleton
Nael Altoon
Emmanuel Kamberov
Benllini Galindo
Michael Gardner
Richard Machina
Nagapradeep Sanikommu
Marshal Hatch
Shaun Quinn
Brad Soucek
Patrick Enweronye
Richard K. McQuillin
Sultan Shafei
Carmen Johnson
William Colvin
Michael Gazda
David Cornwell
James R Perkins
Ronnie Hawkins
Craig Foster
Aris Fortajada
Chirag Patel
David Katralis
Corey Hoffman
Florian Heinhold
Jason Kaunas
Hershel Barg
Kiki Yaw Sarpong
Frédéric Lafon
Matthew Kelsay
Ramsay Hoguet
Florian Rais
Isabel Sarasin
Houston George
William Tubman
Deborah FROUNFELKER
David Corn
Tim Trischuk
Marti Ranky
Lewis Judd
Nicolas Major
Amanda Goins
Cristian Temelie
Michael Katterjohn
Tiger Z Du
Joshua Jonathan...
Igor Anosin
Lincoln Tetreault
Jonathan Rabon
Luis Villarreal
Jesse Lawrence Barrett
Jan Brouwer
Matthew C Erwin
Richard Ranky
Megan Mullin
Kamal Kishore
Kamalakar Rambhatla
Dennis Cavaille
Johan Fehr
Alexander Rojas
Jackson Clark
Erick Eaton
Andrew Lee Rutherford
Jean Luc Eggen
Utkarsh Gupta
Adam Gotch
Antoine Williams
William Johnson, IV
Patrick Giunta
Filipe Peerally
Alan McNea
Daniele Rolando
Deviprasad Mulluru
Jeffrey Parkin
Bryan Johnson
Daniel Spedale
Steven Wagstaff
John Luong
Chandru Jagadeeswaraiah
Steve Barnett
Bjöern Nykvist
Michael Teske
Gregory Kenneth Van Dyk
Rainer Friebel
Paul FREY
Alvin Ralph Perry
Joseph Purcella
Stephen R. Messman
Daniel R Severa
Timothy Baxter
Greg Wright
Sead Pepic
Lawrence Planamento
Anthony MASARYK
Harlan Kawamoto
Mr Keith A Milham
Justin Adams
Adriane Dumadapat
Robert Evans
Charles Reinwald
Mark Viegas
Ashwani Sharma
Walter R Creasey Jr
Eric Cantrell
Thebaud Chergui AGATHE
Lee Gabardi
Lawrence O Petersen Jr
Arthur B Kennedy
Laure Mantilleri
David Smith
Brian Murphy
Javier Olivera Whyte
Spencer Ross
Tanya Stott
Karthikeyan Gopal
Andrew Collins
Albert Douglas Person
Brian Drummond
Frederick Everett
Leonard F Auman
Parth Chopra
Joseph Francis
Hugh Vittorio Pizzi
Brian Hull
Craig Brown
Ross Hohepa
Brian Schomisch
Anthony Taylor
Vern Babka
Gabriel Browne
Peter Loder
Doug Kamin
Gulnaar Zafar
Durwin D Cobeen
Manuel Stacey
Scott Grossman
Andrzej Malachowicz
Mike Mathioudakis
Andrew Bowen
Michael Bosland

Christopher Paul Watson	Herman Heymans	Suhail Kharouba	Michael FLAX	W Bradford Rutledge	Gerry De Kova
Neil Ferguson	Danny Lee	Geogy Philip	Jens Keunecke	Stephen PODMASKA	Andrew Bonner
Bryan Maonin Moura...	Brandon Gochenour	Joseph Hardiman	Steven Bosma	Michael Durs	Timothy Stumpff
John Defrancisco	Terrell Richards	Shawn A Yarley Show	Brenda Lee Bollinger	Eric Williams	Andrew Breyer
Angelo Carlos	Bert Blasingame	Curtis Horn Jr	James Fedolfi	Jandjr Happy	Jarod Rudisill
Pawel Maj	Leonardo Prieto	Drew Chase	Vulindlela Mkwananzi	Georg Jordt	Michael Daugherty
David Cherry	Anthony Long	Charles H Irwin	Melih Olcay	Freida C	Andrew Fullerton
Tara Drennen	John Jee	Marino Santini	Danny Lindley	Daniel KURTTI	Ole Morten Duesund
Gernot Kaber	Yacoub Al Qsous	David Heredia	Cody Collins	Sebastian Rusin	Jonathan Rose
Daniel De Jesus Duarte	Arbab Bhatti	William Redmann	Nilyufar Nurmanova	Bryan Day	John M. Bruns
John Lambert	John David Banta	Sophie Kueffer	Lars Harpoth	Ryan Harris	Kasper Lorenz Johansen
Farrad Conover	Bhekimpilo Sigelagelani	Nikolaos Mourselas	Brent D. Staton, MD	Roland R Tindle	Larry Hawkins
Chad Lee	Liam Smith	Michael E. Bielewicz	Steve Van Dyke	Peter Fox	Nicholas Denegre
Edgar P Gellada	Patricia Lang	Brad Martone	Jonathan Avalos	Vivian Ajaero	Robert Haenel
Sooyong Kim	Fitz Henry	Willlam Crouch	Sachin Vyas	Don Lashley	David Hanson
Erik Bauer	Ruth Bartleet	Diane Kestner	Anne Crull	Marc Wüertemberger	Mark Thomas
Cole Caster	Dale Spiess	Eugene Mc Elroy	David M Nichols	Grant Castillou	Matthew Ryan
Dennis Ray Thomas	Daniel CURTIS	Fred George	Nathan Scott Forrester	Kenneth B Carter	Jeffrey M DAY
Charlene Knoetze	Harry Tsiakiridis	David Jahshan	Walter Mulligan	Isaias Ramirez	Kristin Saunders
Anna Marchiorello	David Harris	Dan Mason	Michael SWOYER	David Chery	Matthew Collins
James Cameron	Kevin Haigler	Rachel E Ellison	Brian Greenhalgh	Gautham Velchuru	Suchai Gumtrontip
Blanca Esther C EB Allos...	Lucia Peña Nuñez	Sean Jenkins	Joshua Dennis	W O	Qin Yao
Vincent Stap	Todd Kamin	Richard Comisky	Roderick Flanders	René Muñiz	Carlos Humberto Conde...
Luis Rodz	Joshua Ogundiran	Rosabel Melendez	Raffaele Chiacchia	Elvis Lim	Jesus Garcia
Philip Gibson	Mick Gole	Jonathon Shimmon	William A AVANCENA	Laura Marie Symmes	James Walker
Zygmunt Ambros	Andrey M.	Marybeth MURRAY	Patrick Kummer	Fred Zambroski	Yolanda Levels
Ken Rudominer	Alex McKinney	Saagar Singh Sachdev	Sachin C	Michael Cosgrove	Roar Hopsdal
Steven Christensen	Jimmy Black	Mohammed H Nomaan	Patrick Emerick Taylor	Danny Griffith	Myra Beard
James Morreau	Mathis Heydtmann	Jeffery Sheffield	Solomon Smart	Martin Auer	Coral Wynter
Robert Slossar	Richard Davis	Ben Goldie	Chester Cleveland	Robert J Coddington	Michael Sommerer
Steven Earl Schmidt	Richard Houghton	Olivia Dell	Bryan Lacy	Marcia Feitel	Nick O'Rourke
Viktor Burian	Peter Wilson	Michael A Viering	Rishabh Raj	Philip Stone	John Kapnisakis
Nino Carmine Carbone	Alison Wisdom	Ifeamalume C. Ezeamuzie	Kenneth Humphrey		

Thank You!

From the LPPFusion Team



Eric J. Lerner

President and Chief Scientist

A leading physicist in dense plasma focus research for 40 years. Eric developed an original model of the role of the quantum



Ivana Karamitsos

Chief Information Officer, Communications Director

Ivy has been with LPPFusion for twelve years. She manages IT work, directs the company's

magnetic field effect and has pioneered in the application of astrophysical results to fusion...

PR and communications, and writes and produces diverse media content, including videos and website development. Ivy...



Dr. Syed Hassan

Research Scientist

Dr. Hassan, a plasma physicist, has more than 20 years experience with the dense plasma focus device. Before joining LPPFusion in 2015, he worked...



Rudolph Fritsch

Mechanical Engineer, Secretary

Rudy has been President of Allsteel, a manufacturer of industrial metal-forming equipment, for 15 years. As an engineer and entrepreneur, he ran a...



Sam Grund

Research Assistant

Sam Grund is local talent, having grown up in Montclair, NJ. He holds a degree in computer science and mathematics from Oberlin College an...



Dr. Warwick Dumas

Simulation Researcher

Warwick earned a Ph.D. in Applied Mathematics from the University of Leicester before joining LPP in 2012, where he simulates the plasma...

Dejan Simurdic

Team member

Mladen Djuric

Team member

Details

The Board of Directors

Director	Occupation	Joined
Eric J. Lerner	President, Chief Physicist @ LPPFusion	2003

Officers

Officer	Title	Joined
Rudolph Fritsch	Secretary Treasurer	2015
Ivana Karamitsos	CIO, Director of Communications	2011
Eric J. Lerner	Chief Scientist	2003

Voting Power

Holder	Securities Held	Voting Power
Eric J. Lerner	20 Class A common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2015	$4,439,373	Common Stock	Section 4(a)(2)
09/2015	$354,200	Common Stock	Section 4(a)(2)
11/2015	$1,252,250	Common Stock	Section 4(a)(2)
05/2018	$964,250		4(a)(6)
09/2018	$339,706	Common Stock	Regulation D, Rule 506(c)
03/2020	$615,375		4(a)(6)
12/2020	$591,125	Common Stock	Regulation D, Rule 506(c)
08/2021	$672,750		4(a)(6)
09/2021	$159,880		Section 4(a)(2)
06/2022	$39,000	Common Stock	Regulation D, Rule 506(c)
12/2022	$316,520		4(a)(6)
12/2023	$265,200		Regulation D
12/2023	$461,859		4(a)(6)
09/2024	$880,864		Regulation D
09/2024	$231,578		4(a)(6)
01/2026	$525,404		4(a)(6)

01/2026	$630,000	Regulation D

The use of proceeds is to fund general operations.

Outstanding Debts

Show More